January 22, 2008

Steven E. Friedman, Esq.
General Counsel for RiskMetrics Group, Inc.
One Chase Manhattan Plaza, 44th Floor
New York, NY 10005

> **Re:** **RiskMetrics Group, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed January 8, 2008**
> **File No. 333-146167**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2007 Corporate Objectives, page 106

1. We note your response to comment 8 of our letter dated December 27, 2007. In your response, you assert that disclosure of your financial targets will provide competitors with insight as to whether you intend to raise prices or acquire another company. We are unable to agree that disclosure of targets for your last completed fiscal year, with no additional disclosure about how the company expects to achieve those targets, would result in this type of competitive harm. Please revise to disclose the actual target amounts for 2007. Also, to the extent

Steven E. Friedman, Esq.
RiskMetrics Group, Inc.
January 22, 2008
Page 2

2008 targets could affect a fair understanding of executive compensation for 2007, please also disclose the targets for 2008. Refer to Instruction 2 to Item 402(b).

CEO Compensation, page 107

2.   We note your response to prior comment 3. Please revise further to disclose how base salary amounts are determined. Provide similar disclosure regarding the base salary amounts for your other executive officers.

Other Executive Officer Compensation, page 108

3.   We note your response to prior comment 5. Please revise to disclose in more detail the personalized objectives received by the executive officers at the start of the year. We note that these objectives were "consistent" with the company's objectives and "tailored" to reflect the individual's responsibilities. Please provide disclosure that clearly describes the actual objectives assigned to each of your named executive officers.

4.   We note your response to comment 7 of our letter dated December 27, 2007. Please revise to describe the extent to which each individual executive achieved his objectives during 2007. We note from your response that your compensation committee considers specific circumstances and uses discretion and judgment when determining compensation amounts. Your disclosure should clearly describe the specific circumstances considered by the committee and how they factored into the compensation awarded.

Summary Compensation Table, page 109

5.   In response to prior comment 1, you provided information for the fiscal year ending December 31, 2007 but removed information for the fiscal year ending December 31, 2006. Please revise the summary compensation table to include disclosure for both 2006 and 2007. Refer to Instruction 1. to Item 402(c) of Regulation S-K.

Grants of Plan-Based Awards Table for the year ended December 31, 2007, page 109

6.   We note that the grant date fair value of options awarded to Mr. Leggett is $268,265. Please tell us why this number is different from the amount reported under Option Awards in the summary compensation table.

7.   Please provide the narrative disclosure required by Item 402(e) of Regulation S-K. If you believe additional disclosure is not required, please explain why.

Supplemental Compensation Disclosure, page 112

8.   Footnote (1) to the table refers to options you intend to grant as part of 2007 compensation to your named executive officers. Please tell us why you have omitted this portion of 2007 compensation from the other compensation tables.

9.   Refer to footnote (3) to the table. Please revise to explain why the compensation committee did not consider the 50,000 options granted to Mr. Leggett on his initial hire date in evaluating his 2007 compensation.

Exhibit 5.1 - Legal Opinion

10.   Please file a final, executed opinion with your next amendment.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. You may contact Eric McPhee at (202)551-3693 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie D. Gorman at (202)551-3585 or me at (202)551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Richard H. Gilden, Esq. (via fax)